January 2, 2026

Samuel J. Reich
Chief Executive Officer
SAB Biotherapeutics, Inc.
777 W 41st St., Suite 401
Miami Beach, Florida 33140

       Re: SAB Biotherapeutics, Inc.
           Registration Statement on Form S-3
           Filed December 29, 2025
           File No. 333-292482
Dear Samuel J. Reich:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tim Buchmiller at 202-551-3635 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Ilan Katz, Esq.